                                                            OMB APPROVAL
                                                    ---------------------------
            UNITED STATES                              OMB Number:   3235-0145
   SECURITIES AND EXCHANGE COMMISSION                Expires:  October 31, 1994
       Washington, D.C.  20549                        Estimated average burden
                                                    hours per form . . . .14.90
                                                    ---------------------------



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No.     1    )
                                          ---------


                            JONES INTERCABLE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                                      and
                      Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   480206101
                                   480206200
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 20, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

        (COMMON STOCK)                        PAGE    2    OF   22   PAGES
 CUSIP NO.      480206101                          -------    ------
          ----------------

1   NAME OF REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenn R. Jones.
    Social Security No. ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  /X/
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
                                            0
        NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY                8     SHARED VOTING POWER
        OWNED BY                            2,916,151
          EACH
        REPORTING               ------------------------------------------------
         PERSON                   9     SOLE DISPOSITIVE POWER
          WITH                              0

                                ------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                            2,916,151

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,916,151 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

       (CLASS A COMMON STOCK)                 PAGE    3    OF   22   PAGES
      CUSIP NO.      480206200                     -------    ------
      -------------------------



1   NAME OF REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glenn R. Jones.
    Social Security No. ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
       NUMBER OF                                 828,006
        SHARES
      BENEFICIALLY                  --------------------------------------------
       OWNED BY                       8     SHARED VOTING POWER
         EACH                                    1,633,944
       REPORTING
        PERSON                      --------------------------------------------
         WITH                         9     SOLE DISPOSITIVE POWER
                                                 828,006

                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,633,944

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,461,950 (See Item 5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

       (CLASS A COMMON STOCK)                 PAGE    4    OF   22   PAGES
      CUSIP NO.      480206101                     -------    ------
                ---------------

1   NAME OF REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jones International, Ltd.
    I.R.S. Identification No. 84-0595284

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Avenue, Englewood, Colorado 80112.
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                                 0
        NUMBER OF
         SHARES                     --------------------------------------------
      BENEFICIALLY                    8     SHARED VOTING POWER
        OWNED BY                                 2,916,151
          EACH
        REPORTING                   --------------------------------------------
         PERSON                       9     SOLE DISPOSITIVE POWER
          WITH                                   0

                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                 2,916,151

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,916,151 (See Item 5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

       (CLASS A COMMON STOCK)                 PAGE    4    OF   22   PAGES
      CUSIP NO.      480206200                     -------    ------
                --------------

1   NAME OF REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jones International, Ltd.
    I.R.S. Identification No. 84-0595284

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Avenue, Englewood, Colorado 80112.
--------------------------------------------------------------------------------

                                    7     SOLE VOTING POWER
                                                0
       NUMBER OF
        SHARES                    ----------------------------------------------
      BENEFICIALLY                  8     SHARED VOTING POWER
       OWNED BY                                 1,633,944
         EACH
       REPORTING                  ----------------------------------------------
        PERSON                      9     SOLE DISPOSITIVE POWER
         WITH                                   0

                                  ----------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                                1,633,944

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,633,944 (See Item 5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.6%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER
          -------------------

          The classes of equity securities to which this statement relates are
(i) the Common Stock, $.01 par value per share, of Jones Intercable, Inc., a Colorado corporation (the "Company"), and (ii) the Class A Common Stock, $.01 par value per share, of the Company. The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.   IDENTITY AND BACKGROUND:
          -----------------------

          The names of the persons filing this statement are:

          1.  Glenn R. Jones*, an individual residing in the State of Colorado.

          2.  Jones International, Ltd., a Colorado corporation
("International"). Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

          3. Jones Entertainment Group, Ltd., a Colorado corporation ("JEG"), is 80% owned by Jones 21st Century, Inc. (f/k/a Jones Digital Century, Inc.), a Colorado corporation, and 20% owned by BCI (U.S. Cable) Limited (f/k/a Bell Canada International BVI III Limited), a British Virgin Islands company. Jones 21st Century, Inc. is 95% owned by International and 5% owned by a member of Mr. Jones' family. The principal business of JEG is the production of entertainment programming.

          4. Jones Space Segment, Inc., a Colorado corporation ("JSS"), is 81% owned by International and 19% by Mr. Jones. The principal business of JSS is leasing satellite space on a communications satellite.

          5. Jones Global Group, Inc., a Colorado corporation ("JGG"), is 80% owned by International and 20% by the Company. The principal business of JGG is acting as a holding company.
______________

*Through Mr. Jones' direct and indirect ownership of International and the Company, Mr. Jones may be deemed to be the beneficial owner of all the Common Stock and Class A Common Stock held by each of the Jones Entities (as defined on the following page).

          6. Jones Interdigital, Inc., a Colorado corporation ("Interdigital"), is wholly owned by International. The principal business of Interdigital is leasing equipment for the various Jones companies.

          The foregoing persons (Nos. 1 through 6 above) are hereinafter collectively referred to as the "Jones Entities". The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Jones Entities are set forth on Schedules A through E attached hereto. The address of the principal business office for each of the Jones Entities is 9697 E. Mineral Avenue, Englewood, Colorado
80112.

          During the last five years, none of the Jones Entities, nor any other person controlling any of the Jones Entities, nor, to the best of the Jones Entities knowledge, any of the persons listed on Schedules A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          N/A

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          N/A

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          The Jones Entities believe that as of April 20, 1998, there were outstanding 5,113,021 shares of Common Stock and 35,643,472 shares of Class A Common Stock.

                (a)  Amount Beneficially Owned:
                     -------------------------

                (i)  Common Stock:
                     ------------

                            Number of      Number of
                            shares of      Shares of
                          Common Stock    Common Stock       Percent
                              owned          owned           -------
        Name                Directly       Indirectly      of Ownership
        ----              ------------    ------------     ------------
Glenn R. Jones/(1)/            0          2,916,151/(2)/       57.0%

International/(1)/             0          2,916,151/(2)/       57.0%

BTH/(3)/                       0          2,878,151            56.3%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International, JEG, JSS, JGG and Interdigital. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Common Stock owned by JEG, JSS, JGG and Interdigital. All of the shares of Common Stock held by Mr. Jones are owned of record by a trust. See Item 6 below.

(2) Includes 474,400 shares held by Mr. Jones, 2,277,416 shares held by International, 100,400 shares held by JEG, 35,707 shares held by JSS, 27,585 shares held by JGG and 643 shares held by Interdigital. All of the shares of Common Stock held by International are owned of record by a trust. See Item 6 below.

(3) For purposes of Rule 13d-3(d)(1)(i), the Jones Entities are informed that BCI Telecom Holding Inc., a corporation incorporated under the Canada Business Corporations Act ("BTH"), may be deemed to have beneficial ownership of the 2,878,151 shares of Common Stock covered by the Option Agreements (as defined in Item 6). By virtue of BTH being an indirect wholly-owned subsidiary of BCE Inc., a corporation incorporated under the Canada Business Corporations Act ("BCE"), the Jones Entities are informed that BCE may be deemed to beneficially own the 30% equity interest in the Company which is beneficially owned by BTH, and the 2,878,151 shares of Common Stock covered by the Option Agreements.

          Because of the existence of that certain Shareholders Agreement dated December 20, 1994, between Mr. Jones, International, BTH and the Company (the "Shareholders Agreement"), Mr. Jones and International may be deemed, pursuant to Rule 13d-(5)(b)(1), to be members of a "group" with BTH. Mr. Jones and International, however, disclaim that they are members of a "group" with BTH. See also, Footnote 4 below.

          The beneficial ownership of the Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule F attached hereto.

                (ii)    Class A Common Stock:
                        ---------------------

                       Number of
                       shares of       Number of
                        Class A        Shares of
                        Common          Class A
                         Stock           Common             Percent
                         owned         Stock owned          -------
        Name            Directly       Indirectly        of Ownership
        ----           ---------       -----------       ------------
Glenn R. Jones/(1)/      828,006/(2)/   1,633,944/(3)/        7.0%

International          1,633,944              ---             4.6%

BTH                          ---       12,782,500/(4)/       35.9%

(1) For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by International.

(2)  Includes Mr. Jones' vested options to purchase 601,113 shares.

(3)  Represents shares held of record by International.

(4) Under Rule 13d(5)(b)(1) the group is deemed to have acquired beneficial ownership of all of the equity securities of the Company beneficially owned by the other members of the group. However, Mr. Jones and International disclaim beneficial ownership of any shares of Common Stock or Class A Common Stock through any beneficial ownership by BTH. Information contained herein relating to BTH is provided to the best of the Jones Entities' knowledge.

          The beneficial ownership of the Class A Common Stock of the Company by each director and executive officer of the Jones Entities are set forth on Schedule G attached hereto.

          (b) (i)  Voting Power and Disposition Power of the Common Stock:
                   ------------------------------------------------------

                Sole Power to    Shared Power    Sole Power to   Shared Power
                  Vote or to     to Vote or to   Dispose or to   to Dispose or
Name of           Direct the      Direct the       Direct the    to Direct the
Entity               Vote            Vote         Disposition     Disposition
-------         -------------    -------------   -------------   -------------
Glenn R. Jones        0            2,916,151           0           2,916,151

International         0            2,916,151           0           2,916,151

BTH                   0                    0           0           2,878,151


          (ii)  Voting Power and Disposition Power of the Class A Common Stock:
                --------------------------------------------------------------

                Sole Power to    Shared Power    Sole Power to   Shared Power
                  Vote or to     to Vote or to   Dispose or to   to Dispose or
Name of           Direct the      Direct the       Direct the    to Direct the
Entity               Vote            Vote         Disposition     Disposition
-------         -------------    -------------   -------------   -------------
Glenn R. Jones      828,006         1,633,944        828,006        1,633,944

International             0         1,633,944              0        1,633,944

          (c) The following transactions in the Common Stock and Class A Common Stock have been effected during the last 60 days as follows:

                                         Number of
                                         Shares of     Number of
                                          Class A      Shares of
                                          Common        Class A
                      Date of Sale    Stock Sold or     Common
    Jones Entity         or Gift          Gifted      Stock Gifted   Price Per Share
    ------------      ------------    -------------   ------------   ---------------
International           04/14/98          50,000            ---      $        17.375

International           04/15/98         150,000            ---      $17.625-$ 17.75

International           04/20/98         350,000            ---      $        17.125

International           04/29/98             ---         21,692                  ---

          All of the above sales of Class A Common Stock were sold pursuant to the Company's Registration Statement on Form S-3 (Registration Statement No. 333-40147).

          Except as stated above, no transactions in the Common Stock or the Class A Common Stock have been effected during the last 60 days by any other person controlling the Jones Entities, or to the best of the Jones Entities' knowledge, any of the persons named in Item 2 hereof.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER
          ----------------------------------------

          a. On December 20, 1994, the Company entered into the Shareholders Agreement.

          b. On December 20, 1994, BTH, through its agent, Morgan Guaranty Trust Company ("MGT"), entered into Option Agreements with each of the following entities: (i) Glenn Jones Grantor Business Trust ("GJ Trust");
(ii) Jones International Grantor Business Trust ("JI Trust"); (iii) JEG; (iv) JSS; (v) JGG; and (vi) Interdigital. The number of shares of Common Stock covered by each Option Agreement is as follows:

                       GRANTOR            NUMBER OF SHARES
                       -------            ----------------
               GJ Trust                              474,400
               JI Trust                            2,239,416
               JEG                                   100,400
               JSS                                    35,707
               JGG                                    27,585
               Interdigital                              643

          The form of Shareholders Agreement is Exhibit 1. The Option Agreement between MGT and JI Trust is Exhibit 2. All of the other Option Agreements are substantially similar except for the number of shares of Common Stock covered thereby, which is described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     Exhibit 1: Form of Shareholders Agreement dated as of December 20, 1994, between Mr. Jones, International, BTH and the
                 Company. (1)

     Exhibit 2: Option Agreement dated as of December 20, 1994, between MGT and JI Trust. (2)

______________

(1)  Incorporated by reference from the Company's Current Report on Form
     8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.

(2)  Incorporated by reference from the Reporting Persons original Schedule
     13D, electronically filed on December 30, 1994, and identified as Exhibit 4 to said Schedule 13D.

                                  SIGNATURES
                                  ----------


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 1998

                                        /s/ Glenn R. Jones
                                       ________________________
                                       Glenn R. Jones


                                       JONES INTERNATIONAL, LTD.

                                           /s/ Glenn R. Jones
                                       By: ____________________
                                           Glenn R. Jones
                                            President

                                  SCHEDULE A
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES INTERNATIONAL, LTD.


          The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chairman of the Board, Chief
                             Executive Officer and
                             President

Steven W. Gampp              Group Vice President/Finance, Treasurer
Financial Executive          and Chief Financial Officer

Elizabeth M. Steele          Secretary

Keith Thompson               Controller

Christine Jones Marocco      Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

John C. Amman                Director
Retired
5175 Bowmar Drive
Littleton, CO  80123

                                  SCHEDULE B
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                        JONES ENTERTAINMENT GROUP, LTD.


          The name and title(s) of each of the directors and executive officers of Jones Entertainment Group, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.

   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chairman of the Board, Chief
                             Executive Officer and President

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Elizabeth M. Steele          Secretary

Keith D. Thompson            Chief Accounting Officer

Wilfred N. Cooper, Sr.       Director
Investor
3158 Redhill Avenue
Suite 120
Costa Mesa, CA  92626

David K. Zonker              Director
Financial Executive

J. Rodney Dyer
Graphic Design
8360 Melrose Avenue
Los Angeles, CA  90069       Director

Robert Kearney               Director
Retired Executive
Canada Citizenship
Robinwood 324 Lakeside
Knowlton, Quebec, Canada
JOE 1V0

                                  SCHEDULE C
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES SPACE SEGMENT, INC.


          The name and title(s) of each of the directors and executive officers of Jones Space Segment, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               President and Director

Elizabeth M. Steele          Vice President and Secretary

Jay B. Lewis                 Treasurer
Media Company Executive

Gregory J. Liptak            Director
Media Company Executive

                                  SCHEDULE D
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES GLOBAL GROUP, INC.


          The name and title(s) of each of the directors and executive officers of Jones Global Group, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chairman of the Board, Chief Executive
                             Officer and President

Elizabeth M. Steele          Vice President/General Counsel and   Secretary

Steven W. Gampp              Vice President/Finance and Treasurer
Financial Executive

Alan Bates                   Director
Management Consultant
Great Britain Citizenship
Barnfield, Fair Mile
Henley-on-Thames
Oxon RG9 2JY England

Robert Tynan                 Director
Management Consultant
10600 E. Exposition Avenue
Building B, Suite 200
Aurora, CO  80012

                                  SCHEDULE E
                                  ----------


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           JONES INTERDIGITAL, INC.


          The name and title(s) of each of the directors and executive officers of Jones Interdigital, Inc. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


   Name                               Title(s)
   ----                               --------

Glenn R. Jones               Chief Executive Officer, President
                             and Director

Elizabeth M. Steele          Vice President and Secretary

Steven W. Gampp              Treasurer
Financial Executive

Timothy J. Burke             Director
Financial Executive

                                  SCHEDULE F
                                  ----------


                          BENEFICIAL OWNERSHIP OF THE
                                 COMMON STOCK


          Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Common Stock at April 20, 1998.


                                      Number of Shares
                                      ----------------
              Name                     of Common Stock
              ----                     ---------------

Timothy J. Burke                              533

Christine Jones Marocco                  2,742,537/(1)/

___________

(1) Includes 12,370 shares held by Mrs. Marocco; 357 shares held by the Joseph Michael Marocco Irrevocable Trust; 15,994 shares held by the Christine Jones Marocco Irrevocable Trust; 2,239,416 shares held by the Jones International Grantor Business Trust in which Mrs. Marocco has shared voting power; and 474,400 shares held by the Glenn Jones Grantor Business Trust in which Mrs. Marocco has shared voting power.

          The foregoing shares are not included in the Jones Entities' ownership because the foregoing individual has the sole power to vote and dispose of his shares shown above.

                                  SCHEDULE G
                                  ----------

                          BENEFICIAL OWNERSHIP OF THE
                             CLASS A COMMON STOCK

     Set forth below are the directors and executive officers of the Jones Entities who beneficially own shares of Class A Common Stock at April 20, 1998.



                                               Number of Shares
                                               ----------------
              Name                          of Class A Common Stock
              ----                          -----------------------

Timothy J. Burke                                  13,587/(1)/

Steven W. Gampp                                      500

Jay B. Lewis                                       1,500/(2)/

Gregory J. Liptak                                  3,820/(3)/

Christine Jones Marocco                           97,248/(4)/

David K. Zonker                                   18,720/(5)/

___________

(1)  Includes 13,391 shares pursuant to vested stock options.
(2)  Represents shares pursuant to a vested stock option.
(3)  Represents shares pursuant to a vested stock option.
(4) Includes 64,113 shares held by Mrs. Marocco; 970 shares held by the Joseph Michael Marocco Irrevocable Trust; 22,165 shares held by the Christine Jones Marocco Irrevocable Trust; and 10,000 shares held by Mrs. Marocco's husband. Mrs. Marocco disclaims beneficial ownership of the shares held by her husband.
(5)  Includes 18,546 shares pursuant to vested stock options.

     The foregoing shares are not included in International's or Mr. Jones' ownership because each of the foregoing individuals has the sole power to vote and dispose of his or her respective shares shown above.

                                 EXHIBIT INDEX
                                 -------------

No.                               Exhibit                              Page
---                               -------                              ----

Exhibit 1      Form of Shareholders Agreement dated as
               of December 20, 1994, between Mr. Jones,
               International, BTH and the Company.  (1)

Exhibit 2      Option Agreement dated as of December 20,
               1994, between MGT and JI Trust.  (2)

____________

(1)  Incorporated by reference from the Company's Current Report on Form
     8-K, electronically filed on June 6, 1994, and identified as Exhibit C to the Stock Purchase Agreement filed as an Exhibit to such Form 8-K.

(2)  Incorporated by reference from the Reporting Persons original Schedule
     13D, electronically filed on December 30, 1994, and identified as Exhibit 4 to said Schedule 13D.